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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                             LIBERTE INVESTORS INC.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   530154-10-3
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                               WITH A COPY TO:

            GERALD J. FORD                    MICHAEL M. BOONE
       HUNTER'S GLEN/FORD, LTD.             HAYNES AND BOONE, LLP
          200 CRESCENT COURT,                  901 MAIN STREET
              SUITE 1350                         SUITE 3100
          DALLAS, TEXAS 75201             DALLAS, TEXAS 75202-3789
            (214) 873-5131                     (214) 651-5000
       ---------------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             OCTOBER 24, 2000
       ---------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           ---------------------
                                                           Page  2  of  7  Pages
                                                           ---------------------



                                  SCHEDULE 13D


--------------------------------
CUSIP No. - 530154-10-3
--------------------------------


--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek Revocable Trust
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                PF
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER             665,800
            NUMBER OF
             SHARES         ----------------------------------------------------
          BENEFICIALLY      8      SHARED VOTING POWER         8,002,439
            OWNED BY
              EACH          ----------------------------------------------------
           REPORTING        9      SOLE DISPOSITIVE POWER        665,800
             PERSON
              WITH          ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER    8,002,439
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8,668,239
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    42.79%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                                           ---------------------
                                                           Page  3  of  7  Pages
                                                           ---------------------



                                  SCHEDULE 13D


--------------------------------
CUSIP No. - 530154-10-3
--------------------------------


--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Jeremy B. Ford
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                PF
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER           596,500
            NUMBER OF
             SHARES         ----------------------------------------------------
          BENEFICIALLY      8      SHARED VOTING POWER         0
            OWNED BY
              EACH          ----------------------------------------------------
           REPORTING        9      SOLE DISPOSITIVE POWER      596,500
             PERSON
              WITH          ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    596,500
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                                                           ---------------------
                                                           Page  4  of  7  Pages
                                                           ---------------------



   This Amendment No. 3 to Schedule 13D is being filed by Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust, Ford Diamond Corporation, Hunter's Glen/Ford, Ltd. and Jeremy B. Ford to amend the Amendment 2 to Schedule 13D dated July 31, 2000 filed by Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust, Ford Diamond Corporation, Hunter's Glen/Ford, Ltd. and Jeremy B. Ford (the "Amendment No. 2"): (i) to amend Items 4, 7, 9, 11 and 13 of Gerald J. Ford's cover page, (ii) to amend Items 7, 9, 11 and 13 of Jeremy B. Ford's cover page and (iii) to amend Items 3, 4, 5, and 7 to incorporate the effects of items (i) and (ii), the acquisition by Jeremy B. Ford of 330,000 shares of Liberte Investors Inc. common stock, and the acquisition by Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, of 20,000 shares of Liberte Investors Inc. common stock.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Item 3 is hereby amended by adding the following:

  The $60,600 purchase price of the shares purchased by Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, represents cash from the Turtle Creek Revocable Trust's funds.

   The $958,650 purchase price of the shares purchased by Jeremy B. Ford represents funds distributed to Jeremy B. Ford from a trust established for his benefit.

ITEM 4.    PURPOSE OF THE TRANSACTION

   Item 4 is hereby amended by adding the following:

   Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, and Jeremy B. Ford acquired the shares of common stock for investment purposes. Except as described herein, neither has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, and Jeremy B. Ford reserve the right to acquire additional securities of Liberte Investors Inc., to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding Liberte Investors Inc. or any of its securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is hereby amended as follows:

   (a) and (b).

   Gerald J. Ford, as sole trustee and sole grantor of the Turtle Creek Revocable Trust, is the record owner of 665,800 shares of Liberte Investors Inc. common stock, which represents

                                                           ---------------------
                                                           Page  5  of  7  Pages
                                                           ---------------------



approximately 3.3% of Liberte Investors Inc.'s outstanding common stock. As sole trustee and sole grantor of the Turtle Creek Revocable Trust, Gerald J. Ford has sole voting and dispositive power over these shares.

   Jeremy B. Ford is the record and beneficial owner of 596,500 shares of Liberte Investors Inc. common stock, which represents approximately 2.9% of Liberte Investors Inc.'s outstanding common stock, and is deemed to have sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, these 596,500 shares of Liberte Investors Inc. common stock.

   (c) The following table details the transactions in shares of common stock of Liberte Investors Inc. by the Reporting Persons in the past 60 days.



          Date                                  Transaction                           Quantity            Price
          ----                                  -----------                           --------            -----
    October 12, 2000              Open Market Purchase by Gerald J. Ford,              20,000          $3.00/share
                                  as sole trustee and sole grantor of the
                                       Turtle Creek Revocable Trust

    October 24, 2000              Open Market Purchase by Jeremy B. Ford               330,000         $2.875/share


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit F:        Joint filing Agreement dated November 8, 2000, among Gerald
                  J. Ford, as an individual and as sole trustee of the Turtle
                  Creek Revocable Trust, Ford Diamond Corporation, Hunter's
                  Glen/Ford, Ltd. and Jeremy B. Ford.

                                                           ---------------------
                                                           Page  6  of  7  Pages
                                                           ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 8, 2000

                   /s/ GERALD J. FORD
                   -------------------------------------------------------------
                   Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust

November 8, 2000   FORD DIAMOND CORPORATION, a Texas corporation

                   By:     /s/ GERALD J. FORD
                           -----------------------------------------------------
                   Name:   Gerald J. Ford
                   Title:  President

November 8, 2000   HUNTER'S GLEN/FORD, LTD, a Texas limited
                   partnership


                   By:     /s/ GERALD J. FORD
                           -----------------------------------------------------
                   Name:   Gerald J. Ford
                   Title:  President


November 8, 2000

                   /s/ JEREMY B. FORD
                   -------------------------------------------------------------
                   Jeremy B. Ford

                                                           ---------------------
                                                           Page  7  of  7  Pages
                                                           ---------------------


                                    EXHIBIT F

               Agreement Pursuant to Rule 13d-1(k) filed herewith


           Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this
Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

November 8, 2000

                   /s/ GERALD J. FORD
                   -------------------------------------------------------------
                   Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust

November 8, 2000   FORD DIAMOND CORPORATION, a Texas corporation


                   By:     /s/ GERALD J. FORD
                           -----------------------------------------------------
                   Name:   Gerald J. Ford
                   Title:  President

November 8, 2000   HUNTER'S GLEN/FORD, LTD, a Texas limited
                   partnership


                   By:     /s/ GERALD J. FORD
                           -----------------------------------------------------
                   Name:   Gerald J. Ford
                   Title:  President


November 8, 2000

                   /s/ JEREMY B. FORD
                   -------------------------------------------------------------
                   Jeremy B. Ford